Exhibit 99.1

October 4, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:     Disclosure under Regulation 30 SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our letter dated June 5, 2019 informing about the proposal to acquire International TechneGroup Incorporated (ITI), a global digital engineering and manufacturing solutions company.

In continuation to the aforesaid letter, this is to inform that the said acquisition has been completed on October 3, 2019.

This is for your information and records.

Thanking You,
For Wipro Limited

M Sanaulla Khan
Company Secretary